UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: December 30, 2016

SuperCom Awarded $9 million Secure Web Land and Geographical Information System Contract by Large South American Country

Project expected to commence today and be completed within 18 months

Herzliya, Israel, December 30, 2016 – SuperCom (SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today announced that it, together with its local partner, has been awarded by a new large Latin America government customer a contract to migrate and implement nationwide SuperCom’s proprietary state-of-the-art, secured web-based Land and Geographical Registration and Information Management System.

The project was won through a formal competitive bid process with other established industry players. The project is expected to start today, December 30th, 2016, and to be completed by July 2018. SuperCom expects to recognize the majority of the contract value in 2017.

The first stage of the contract, migration and software customization of SuperCom’s web-based LIS (“Land Information System”) and GIS (“Geographical Information System”) platform is expected to commence today. According to project timelines, within 8 months the next stage will commence consisting of a full nationwide implementation and deployment of the cloud-based system together with our local partner.

“We are very proud to be selected by the government of this large and important South American country to implement our Secured LIS and GIS platform nationwide as part of very important Land Registry e-Government process,” commented Arie Trabelsi, SuperCom’s President and CEO. “We, together with our local partner, have been given an opportunity to deploy our technology as part of a meaningful government process and gain trust while building a new and strong relationship with this nation.”

“As we close 2016, we are humbled by the numerous new government customers across the world who have chosen SuperCom this year, and we are prepared to leverage these relationships and our array of innovative technologies to grow our business in 2017 and years to come,” concluded Mr. Trabelsi.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website: http://www.supercom.com

Company Contact:

Ordan Trabelsi, President, Americas

Tel: 1 212 675 4606

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.